Exhibit 99.(d)(3)

Aluminum Corporation of China	June 10, 2007

No. 62 North Xizhimen Street

100082 Beijing China

Dear Sirs:

Re: Peru Copper Inc.

The undersigned understands that you intend to make an offer to acquire (the “Offer”) all of the issued and outstanding common shares of Peru Copper Inc. (“PCI”) for cash consideration of Cdn. $6.60 per common share. The undersigned covenants and agrees with Aluminum Corporation of China that it will tender 3,500,000 common shares of PCI beneficially owned by the undersigned to the Offer. The foregoing obligation shall immediately terminate if (A) without the undersigned’s prior written consent, you: (1) increase the minimum condition in the terms and conditions of the Offer; (2) decrease the consideration per PCI share; (3) change the form of consideration payable under the Offer (other than to increase the total consideration and/or add additional consideration or consideration alternatives); (4) decrease the number of shares of PCI in respect of which the Offer is made; or (5) impose additional conditions to the Offer or otherwise materially vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the undersigned; (B) the undersigned’s 3,500,000 PCI shares are not acquired by you by the date on which the Support Agreement, entered into on the date hereof, is terminated in accordance with its terms, or (C) you have not (for any reason other than the failure of the undersigned to tender the undersigned’s 3,500,000 PCI shares) taken up and paid for the undersigned’s 3,500,000 PCI shares tendered under the Offer.

You also hereby acknowledge that the undersigned is not and should not be considered to be acting jointly and in concert with you in making the Offer.

Notwithstanding the foregoing, in the event that a third party proposes a transaction (a “Competing Offer”) to all shareholders of PCI pursuant to which it will acquire shares of PCI and the value of the consideration per share offered pursuant to such Competing Offer is, in the opinion of the Board of Directors of PCI, greater than the value of the consideration per common share payable pursuant to the Offer, the undersigned reserves the right to tender to the Competing Offer.

You hereby covenant and agree that the undersigned’s agreement to tender to the Offer relates solely to the 3,500,000 PCI shares referred to herein and does not and is not intended to apply to or in any way restrict the manner in which the undersigned may deal with any other PCI shares which the undersigned owns or controls, directly or indirectly.

Yours truly,

RANCHU COPPER INVESTMENTS LIMITED

		By:	/s/ Louis J. Baertl
Louis J. Baertl, Director

ACKNOWLEDGED AND AGREED HEREBY:

ALUMINUM CORPORATION OF CHINA

By:	/s/ Xiao Yaqing
Name: Xiao Yaqing
Title: President